PRE-EFFECTIVE AMENDMENT NO. 1
                                       to

                                    FORM 20-F

        [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

        [  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [FEE REQUIRED]
        For the fiscal year ended

                                       OR

        [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the transition period from                to
        Commission file number


                        NYMOX PHARMACEUTICAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                                   Not Applicable
                 (Translation of Registrant's name into English)

                                      Canada
                 (Jurisdiction of incorporation or organization)

                                   175 Bouchard
                                    Suite 100
                                 Dorval, Quebec
                                     H9S 1B1
                    (Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.


               Title of each class              Name of each exchange
                                                 on which registered

               Common shares                   Montreal Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                       None
                                 (Title of Class)


        Securities registered or to be registered pursuant to Section 15(d) of the Act.

                                       None
                                 (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,929,382 shares as of June 1, 1996.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

        Yes            No    X

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17             Item 18    X

                                     PART I

   Item 1.   Description of Business


        Introduction

        NYMOX Pharmaceutical Corporation ("NYMOX" or the "Company," which terms include the Company's subsidiaries) is a development stage biomedical company, based in Dorval, Quebec, which specializes in the research and development of neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. NYMOX is in the process of developing products which, subject to approval of regulatory authorities, will be targeted for the global market. NYMOX has completed the research and discovery phase of its Alzheimer's diagnostic AD7C test and anticipates that it will be seeking regulatory approval in 1997 to permit the Company to sell the AD7C test kit to laboratories. Pending regulatory approval, the Company is marketing the AD7C test through a reference laboratory service. (See "Diagnostic Products" below.)

        NYMOX was incorporated in May 1995 for the purpose of acquiring all of the common shares of DMS Pharmaceuticals Inc.("DMS"), a private company which has been carrying on research and development since 1989 on neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. This acquisition was completed in September 1995 for a consideration of 15,000,000 common shares of NYMOX. Immediately following the acquisition of DMS, NYMOX acquired for cash a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company listed on the Montreal Stock Exchange. Monterey was then merged with a newly organized subsidiary of NYMOX and 468,447 common shares of NYMOX were issued to the minority shareholders of Monterey in the merger. Simultaneously, NYMOX completed a private placement of 1,578,635 common shares at a price of CAN$2.00 per share for net proceeds of CAN$2,947,474 to finance its activities. In September 1995, all of the stock of Monterey (which was then a wholly-owned subsidiary of NYMOX) was sold to a person unrelated to NYMOX for the same amount as paid by NYMOX in the transaction in which NYMOX acquired a controlling interest in Monterey. The shares of NYMOX were listed on the Montreal Stock Exchange on December 18, 1995. In April 1996, NYMOX completed private placements totaling 877,300 common shares at a per share price of CAN$6.00 for aggregate net proceeds of CAN$5,029,840. The net proceeds of these placements were added to the Company's working capital and are being used in part to accelerate the commercialization of NYMOX's AD7C test in North America and Europe.

        As used herein, the terms "NYMOX" and the "Company" refer to NYMOX Pharmaceutical Corporation and DMS, the predecessor of NYMOX Pharmaceutical Corporation.

        Plan of Operation

        During the next twelve months, the Company intends to focus on submitting its AD7C Test for FDA approval and to proceed with marketing the test in both North America and Europe. Marketing and sales in Europe will be accomplished through the Company's European licensee, Laboratoires J. Simon. Until FDA approval is obtained, marketing efforts in the United States will be restricted to situations where the Company makes the test available to doctors and serves as a reference laboratory. At such time, if any, that FDA approval is obtained for the AD7C test, the Company will begin marketing and commercial distribution to United States laboratories. (See "Diagnostic Products" and "Governmental Regulation.")

        The Company does not anticipate any material acquisitions of plant or equipment during the remainder of the Company's current fiscal year. Research and development expenses should remain at approximately CAN$200,000 per month, which number includes approximately CAN$123,000 in salaries of research and development personnel. Salaries for non-R & D personnel are expected to remain stable at CAN$17,000 per month. The Company anticipates that its total operating expenses will remain relatively stable for the remainder of the current fiscal year at the rate of CAN$280,000 per month. Operating expenses may be increased in fiscal 1997 if the Company raises additional capital.

        The Company is contractually obligated to pay a total of $225,000 during fiscal 1997 to Massachusetts General Hospital ("MGH") as a research grant pursuant to a research and license agreement between the Company and MGH. (See "Patents and Proprietary Information.") These payments will complete the Company's payment obligations with respect to the MGH research and license agreement.

        Effective August 1, 1995, the Company changed its fiscal year from a July 31 year end to a December 31 year end. Company-sponsored research and development expenditures amounted to CAN$1,433,552 for the nine months ended September 30, 1996; CAN$571,215 for the five month period ended December 31, 1995; and CAN$371,939 and CAN$55,325 for the fiscal years ended July 31, 1995 and 1994, respectively. (See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

        While the Company has sufficient funds to meet anticipated costs of operations through fiscal 1997, additional capital will be sought in order to expand marketing efforts to accelerate product development and to cover upfront costs in connection with seeking and obtaining regulatory approvals. The Company intends to raise such capital through private placements to non-United States investors. The Company anticipates some revenues from sales of its AD7C Test by the Company's European licensee, Laboratoires J. Simon. There can be no assurance, however, that any revenues will be realized from this license arrangement in the Company's current fiscal year or at any time in the future. (See "Marketing.")

        Products in Development

        The Company's primary purposes are (i) to develop certain products based upon molecular systems incorporating extensive proprietary technologies discovered, researched, and developed by the Company's scientists and their collaborators over the past several years, and
        (ii) to commercialize such products for use in the diagnosis, prevention, and treatment of Alzheimer's disease. Such commercialization efforts currently are being conducted with respect to the AD7C test through reference laboratory services and licensing arrangements. Following receipt of regulatory approvals, the Company intends to engage in direct sales and marketing. None of the Company's products are commercially available at the present time, although the AD7C test is available in the U.S. and Canada through the Company's reference laboratory service.

        NYMOX research and development is categorized into four areas including characterization of biochemical markers of Alzheimer's disease from brain tissue, cerebrospinal fluid, and blood; development of commercially significant immunoassays based on the aforementioned characterizations; screening and clinical testing of new compounds for the treatment of Alzheimer's disease; and general research utilizing proprietary opportunities in parallel technologies such as the commercial applications of technologies developed in the previous categories (e.g., application of methods initially formulated in Alzheimer's disease diagnostics or therapeutics research applied to other uses and markets, such as other diseases).

        NYMOX holds exclusive patent rights to several biochemical markers from the brain and also has extensive know-how in the development of these and other markers. In addition to AD7C, NYMOX has several other assays at other stages of research.

        NYMOX is currently developing new compounds for the possible treatment of Alzheimer's disease. This research is at the preclinical stage. Based on animal studies to date, the Company plans in the near term to seek regulatory authority to begin human (clinical) studies. (See "Development of Therapeutic Products.")

        Diagnostic Products

        Alzheimer's disease ("AD") is the most important cause of dementia in persons 60 years of age and older. Despite the obvious need for an accurate clinical test, the definitive diagnosis of AD is currently possible only by pathologic examination of postmortem brain tissue. Medical literature addressing AD routinely emphasizes the current lack of a reliable antemortem diagnostic method, due to the lack of biochemical markers confirming the disease. At present, antemortem diagnosis is imperfect and is at best a process of exclusion of other diagnoses.

        Following extensive research with potential biochemical markers, NYMOX has developed a test known as AD7C which the Company believes reliably distinguishes Alzheimer's disease from normal individuals. In company-funded trials to date, which have involved over 500 clinical samples, the test has been positive in approximately 80% to 90% of verified Alzheimer patients with a low positive rate in normal controls (i.e., low false positives). These trials have been confirmed by postmortem brain verification and, therefore, NYMOX believes its AD7C test has the accuracy that is necessary for a test to be useful. The trials are, however, not complete and there can be no assurance that the level of success experienced to date will be repeated with the remaining study participants. In addition, there can be no assurances that regulatory authorities will accept NYMOX's test methodology or results in support of product applications. (See "Government Regulation.")

        A screening test offering a low false positive rate in normal patients would be a very useful aid to clinicians investigating patients with subtle or marginal symptoms: mental, emotional, cognitive, or behavioral. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor be more certain that Alzheimer's disease is not the cause of the patient's symptoms. The Company is not aware of any other biochemical test with a false positive rate as low as that of the AD7C test.

        Assuming that future trials show a false positive rate consistent with that achieved by the AD7C test to date, the Company believes the test will have substantial appeal to the medical community. A reliable AD diagnostic test would significantly streamline both the diagnostic work-up and follow-up management when used in conjunction with sound clinical judgment by a qualified physician. The AD7C test does not replace the doctor's diagnosis, which is a responsible medical decision based on patient history, physical examination and other relevant medical data. The test should be considered an integral and important component to the diagnosis.

        Regulatory approval is necessary before a test kit can be marketed for commercial distribution to other laboratories and the Company is in the process of applying for such approval. (See "Government Regulation"). It is, however, possible under FDA procedures for the AD7C test to be made available by NYMOX prior to FDA approval on the basis that samples are taken by doctors and sent to NYMOX for processing in its reference laboratories, which are currently in Dorval, Quebec and Rockville, Maryland. The test will be performed by NYMOX technical staff on patient samples sent by doctors and the results will be reported to the doctor submitting the sample.

        Development of Therapeutic Products

        NYMOX currently is developing ten new compounds for the possible treatment of Alzheimer's disease. All of the compounds are at the stage of pre-clinical toxicity testing. Any such compounds determined to be non-toxic will proceed to the clinical testing stage of development as described below.

        The only FDA-approved drug treatment in use today is tacrine (brand-name Cognex). However, tacrine is effective only in managing the symptoms of AD, it does not arrest the underlying disease process.
        In contrast, NYMOX's research is aimed at compounds that could arrest the progression of Alzheimer's disease and hence are targeted for long-term use. Such compounds are not expected to show dramatic immediate effects, however, because they would not provide improvement per se on their own. Furthermore, adequate demonstration of arrest of progression sufficient to satisfy regulatory authorities may prove to be a difficult and comparatively long-term task. On the other hand, these "arrest of progression" compounds could be combined with shorter acting treatments, and, because there will be curtailed persistence of injury, the latter drugs could be active longer.

        Once a product receives regulatory approval to begin clinical testing, four distinct development stages are followed:

        i) Product Evaluation. The objective of product evaluation is to conduct preliminary studies of potential screening candidates based on in vitro screening methods to determine the feasibility of such products for further testing, development and marketing.

        ii) Optimization of Product Formulation. The activities in this stage of development involve the Company in consultations with investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

        iii) Clinical Screening and Evaluation. During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening on product candidates is undertaken and full scale clinical trials commence.

        iv) Final Product Development. The activities to be undertaken in final product development include making final clinical evaluations, performing large-scale experiments to confirm the reproducibility of clinical responses, fabricating clinical lots for any additional extensive clinical testing that may be required, conducting any further safety studies required by the FDA, performing process development work to allow pilot scale production of the product, completing production demonstration runs for each potential product, filing new drug applications ("NDAs"), product license applications ("PLAs"), investigational device exemptions ("IDEs") (and required supplements or amendments thereto) and undergoing comprehensive regulatory approval programs and processes.

        There can be no assurance that NYMOX will be able to complete successful development and commercialization of any therapeutic products.

        Governmental Regulation

        The design, development, testing, manufacturing and marketing of pharmaceutical compounds are regulated by governmental regulatory agencies. In the United States, the Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other United States federal statutes and regulations impose requirements on the testing, manufacture and approval of the Company's products marketed in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including the initiation of product seizures, injunction actions and criminal prosecutions based on products or manufacturing practices that violate statutory requirements. In addition, informal administrative remedies can involve voluntary recall of products, as well as the refusal of the government to enter into supply contracts or to approve NDAs. The FDA also has the authority to withdraw approval of drugs in accordance with statutory due process procedures. Similar consumer protection regulation in other countries exists, and approval will need to be acquired in each relevant market. Laboratoires J. Simon is required by the terms of its license agreement with the Company to assist the Company in obtaining the necessary government approvals for the Company's marketing effort in Europe.

        In the United States, the FDA approval procedure is a two-step process. During the initial product development stage, an investigational new drug application (an "IND") for each product is filed with the FDA. A 30-day waiting period after the filing of each IND is required by the FDA prior to the commencement of initial (Phase I) clinical testing in healthy subjects. If the FDA has not commented on or questioned the IND within such 30-day period, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

        After Phase I testing, extensive efficacy and safety studies in patients must be conducted. After completion of the required clinical testing, an NDA is filed, and its approval, which is required for marketing in the United States, involves an extensive review process by the FDA. The Company expects that most of its new drug formulations will require NDA filings. There can be no marketing in the United States of any product for which an NDA is required until the NDA has been approved by the FDA. The NDA itself is a complicated and detailed document and must include the results of extensive clinical and other testing, the cost of which is substantial. The FDA is required to review applications within 180 days of their filing. However, in the process of reviewing applications, the FDA frequently requests that additional information be submitted and starts the 180-day regulatory review period anew when the requested additional information is submitted. The effect of such request and subsequent submission can significantly extend the time for the NDA review process. Until an NDA is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA to justify approval. The packaging and labelling of products are also subject to FDA regulation. It is impossible to anticipate the amount of time that is required until the NDA has been approved by the FDA.

        Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any foreign country prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country and can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general each country has its own procedures and requirements, many of which are time-consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, labelling for the affected product may need to be revised, or approval of that product may be withdrawn.

        All facilities and manufacturing techniques used for the manufacturing of products for clinical use or for sale in the United States must be operated in conformity with good manufacturing practice ("GMP") regulations, the FDA regulations governing the production of pharmaceutical products.

        In vitro diagnostic products, medical nutrition devices and certain delivery systems are regulated or potentially regulated under the Federal Food, Drug and Cosmetic Act as medical devices. As medical devices, these products would be subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

        (1)  clinical testing;

        (2)  prior FDA approval in the form of

             (a) an FDA determination through the 510(k) process of substantial equivalence to a marketed device or

             (b)  an approved premarket approval application ("PMA");

        (3)  postmarketing record and reporting obligations; and

        (4)  GMP obligations.

        The failure to adhere to these requirements can result in a refusal of permission to market, a withdrawal of permission to market and the imposition of sanctions, including seizure, recall, notification, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA may impose certain postmarket surveillance and/or tracing requirements that may significantly increase the regulatory costs associated with a product. The PMA approval requirements are generally analogous to the NDA approval requirements. The 510(k) process, while generally less burdensome than the PMA requirements, requires affirmative FDA approval and may be dependent upon the generation of safety and effectiveness data, as well as manufacturing and quality assurance data and information. The Company believes it has assembled all the necessary information regarding the AD7C test in order to apply for PMA approval, and expects to file that application with the FDA within the next three to six months. The PMA requires documentation of four categories of information required by the approval application, specifically indications for use, a description of device characteristics and manufacturing methods, facilities and controls, a discussion of alternative practices and procedures already available to the market, and summaries of safety reports and both clinical and non-clinical studies. There can be no assurance that the AD7C test or any other medical device that may be developed by the Company in the future will obtain the necessary approvals or that any approval will be obtained within a specified time framework.

        Under the Federal Food, Drug and Cosmetic Act, it is possible for a given product to be regulated both as a drug and a medical device subject to the corresponding requirements applicable to the respective categories.

        The diagnostic and pharmaceutical products and services of the Company will, to a significant degree, address conditions often experienced by the elderly. Thus, in the United States, the Medicare program, which funds health insurance for the aged and disabled, is likely to be a source of reimbursement for these products and services. Further, because a significant percentage of the elderly are financially needy, the Medicaid program may also provide a source of reimbursement for the Company's products and services.

        In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to the Company for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. In response to rising health care costs, several legislative proposals have been put forward in recent years that would have substantially reduced overall federal Medicare and Medicaid funding. Such proposals have included, for example, provisions to reduce payment amounts for clinical diagnostic laboratory tests under the Medicare program. Additionally, various proposals would grant states substantially increased flexibility in managing their Medicaid programs, subject to a cap on federal spending. In response to such legislation, states may reduce payments under their Medicaid programs by imposing additional limits on coverage, eligibility and/or payments. Any legislative action to reduce federal spending under either program could adversely affect the amount of the Company's reimbursement under the programs and/or the Company's ability to participate in the program as a provider or supplier of services or products.

        Moreover, the Company may be required to provide certain of its products or services through reference laboratories. Such laboratories are regulated under the Clinical Laboratories Improvement Act of 1988 ("CLIA"). CLIA imposes requirements for certification, licensure and maintenance of medical records regarding the accuracy of the tests performed. Medicare and Medicaid reimbursement may be conditioned upon compliance with the requirement of CLIA. Additionally, the laboratories may be required to meet applicable state law requirements for diagnostic facilities. Any changes in CLIA or state law requirements in this regard could have an impact on the Company's ability to obtain reimbursement from the Medicare and Medicaid programs.

        The Company's ability to obtain payment under the Medicare and Medicaid programs may also be affected by regulatory action at the federal or state level. For example, new products and services developed by the Company will be subject to coverage determinations under both programs. Medicare prohibits payment for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this section of the Act to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. In 1989, HCFA proposed a change to its criteria for coverage of new technologies. The three-part test for coverage would require that the product or service be medically effective, appropriately furnished, and cost effective as compared to an equivalent service already covered by the program. The final rule is expected in the near future. It is unknown what criteria the final rule will adopt or whether the Company's products and services will meet the new requirements.

        Patents and Proprietary Information

        NYMOX pursues a policy of seeking patent protection for valuable patentable subject matter of its proprietary technology, and requires all employees, consultants and other persons who may have access to its proprietary technology to sign confidentiality agreements. NYMOX believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The Company has certain patents issued and a number of applications pending in the areas of therapeutics and diagnostics in the United States. The Company possesses a diagnostic patent for the AD7C test, which patent expires in the year 2013. The Company possesses several patents for screening technologies used for finding therapeutic drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug possesses a useful action that can predict its potential for use in humans or animals. For example, the Company has patented screening methods that show whether a potential drug can inhibit or reverse some of the pathological changes of Alzheimer's disease. As a second example, the Company has patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven therapeutic drugs for AD have yet been found using these screening technologies, they are a useful component to the Company's therapeutic product development. (See "Development of Therapeutic Products.") The Company also possesses patents for unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications. The Company has filed patent applications for other technologies in the fields of diagnosis and therapeutics similar to those described above. Similar patent applications have also been filed in most European countries, Canada, Japan and selected countries worldwide depending on the patent application in question.

        NYMOX currently has eight issued patents and patent applications in the United States claiming brain markers and screening and diagnostic technologies. NYMOX also has an exclusive license to patents from the Massachusetts General Hospital covering rights to the AD7C diagnostic. Under this license, the Massachusetts General Hospital ("MGH") benefits from research funding and collaboration from NYMOX and is entitled to royalties of 4% from worldwide sales of the AD7C test. NYMOX also has patent applications pending covering therapeutics and diagnostics in Alzheimer's disease and related conditions. NYMOX also has other patents in a number of countries and has applications on file in numerous other countries.

        The commercial success of products incorporating the technologies may depend, in part, upon NYMOX's ability to obtain strong patent protection. Although NYMOX patents, pending patent applications, and patents obtained in the future covering the NYMOX technologies may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit.

        Numerous other companies are believed to be working in the fields of diagnostics and therapeutics for Alzheimer's disease and related conditions. These companies have obtained patents covering various technologies. The Company believes that the patents issued to date will not preclude the Company from developing and marketing its technologies; however, it is impossible to predict at this time the extent to which licenses from third parties will be necessary. If licenses were to be needed from third parties there can be no assurance that such license could be obtained or could be obtained on commercially reasonable terms.

        There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in the United States, Canada and other countries, and the scope of any such protection has not yet been broadly tested. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled under agreements with the parties involved. In addition, the Company has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. To the extent that consultants or research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.

        Competition

        The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products manufactured or under development by competitors that are used for the prevention, treatment or detection of AD. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

        For certain of the Company's potential products, an important factor in competition may be the timing of market introduction of the Company's or competitors' products. The Company's competition will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. The development by competitors of new treatment methods for those indications for which the Company is developing products could render the Company's products non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

        In the field of AD diagnostics, the competition consists of other proposed biochemical markers being tested and hypothesized to be of use in either diagnosing or ruling out the diagnosis of Alzheimer's.

        This distinction is highly relevant because the Company believes data which refer only to AD cases is misleading. In reality, the diagnosis is unknown prior to testing (hence the need for testing in the first place), and therefore data on accuracy must reflect positives and negatives. In other words, a test which diagnoses a certain percentage of only the positives, and is uncertain or non-contributory on the negatives will in fact have accuracy inversely proportional to the number of normals. Therefore, in the usual clinical setting where the vast majority of lab tests are normal (i.e., negative), the accuracy of any test which only diagnoses a proportion of the positives will turn out to be very small and therefore not useful.

        Marketing

        NYMOX's commercial activities with respect to any product are subject to regulatory approval in each national market. (See "Government Regulation.") The Company has not yet begun to commercially market or distribute any products although it is in the process of implementing a reference laboratory service with respect to the AD7C test. (See "Diagnostic Products.") Assuming regulatory approval, the Company will employ a variety of marketing approaches depending on the product and the market.

        With respect to the AD7C test, the Company intends to retain primary responsibility for all commercial activities conducted in North America. The Company currently has established a AD7C Clinical Reference Laboratory service at facilities in Rockville, Maryland (U.S.) and Dorval, Quebec (Canada). Both laboratories are fully operational and the U.S. laboratory has been CLIA certified, which is a level of certification necessary in the United States medical market. The Company intends to establish additional laboratory facilities in other countries, although at present the company is focussing its efforts on finding suitable overseas licensees who have both the economic and scientific resources to effect a more rapid penetration of the AD7C test in their home markets. The Company has signed a non-exclusive license agreement with Laboratoires J. Simon of Belgium to perform and market the AD7C test in Europe. Laboratoires J. Simon is a leading supplier of laboratory services in Europe, and is part of the SGS Group (Societe Generale de Surveillance), the world's largest control and inspection organization, based in Geneva, Switzerland. Additional license relationships may be arranged in the future, although there can be no assurance that the Company will be able to enter into agreements with other licensees on terms acceptable to the Company or that any license revenues will be derived from either Laboratoires J. Simon or any other licensee.

        NYMOX plans to market and sell certain of its therapeutic products, if successfully developed and approved, directly or through co-promotion arrangements or other licensing arrangements with third parties. In cases where NYMOX has sole or shared marketing rights, it plans to build a small, focused sales force if and when such products approach marketing approval in some markets, including Europe. Implementation of this strategy will depend on many factors, including the market potential of any products the Company develops as well as on the Company's financial resources. To the extent the Company will enter into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties.

   Item 2.   Description of Property

        a) NYMOX laboratories in Dorval, Quebec, Canada comprise 15,000 square feet of leased space. The lease agreement expires in August 1997. The Company owns a full complement of equipment used in all aspects of its R&D and its reference laboratories. The US facility in Rockville, Maryland comprises 2,000 square feet of leased space and is likewise fully equipped. These leases expire in 1997. If any of these leases is not renewed, the Company believes that equivalent space may be leased on commercially reasonable terms.

        b)   Not applicable.


   Item 3.   Legal Proceedings

        There are no material legal proceedings involving NYMOX or any of its assets.

   Item 4.   Control of Registrant

        a), b) The following table sets forth information as of November 1, 1996 regarding ownership of the common shares by Dr. Paul Averback (see Item 10), who is the only person known to the Company to own more than 10% of the common shares, and by all directors and officers as a group.

                                                               Percent of
                           Name                No. Shares        Class

               Dr. Paul Averback               12,643,895         70.5
               All directors and officers      12,707,470         70.9
               as a group


        In addition, as of such date Dr. Averback's wife owned 1,190,297 common shares (6.6%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.8%).

        Pursuant to an escrow agreement (the "Escrow Agreement") dated December 18, 1995 an aggregate of 11,522,331 common shares (the "Escrowed Shares") of the Company owned by Dr. Paul Averback and his wife are held in escrow by the Montreal Trust Company of Canada. Except as provided hereinafter, the Escrowed Shares may not be sold, assigned, hypothecated, pledged, charged, alienated, released from escrow, transferred within escrow or otherwise in any manner dealt with without the express consent, order, direction in writing of the Montreal Exchange. The Escrowed Shares are eligible for automatic release upon the following terms:


               Release Date                Number of
                                             Shares

               December 18, 1996           3,480,777
               December 18, 1997           3,480,777
               December 18, 1998           3,480,777


        To the knowledge of the Company, no other shareholder beneficially owns more than 10% of the shares of the Company.

        c)   Not applicable.

   Item 5.   Nature of Trading Market

        The Common Shares of NYMOX have been listed and posted for trading on the Montreal Exchange since December 18, 1995. The following table sets out the high and low reported trading prices of the common shares during the periods indicated.


                                                        Low        Volume
                                     High (CDN$)     (CDN$)      (Shares)

    1995    December
            (from December 18)             $4.25     $ 2.30       662,261

    1996    1st quarter                     9.50       2.80     2,179,929
            2nd quarter                    19.40       8.00     1,758,384
            3rd quarter                    20.00      14.75     1,164,185
            4th quarter (to                17.75      10.00       381,849
            December 4)


        According to information furnished to the Company by the transfer agent for the common shares, as of October 30, 1996, there were approximately 59 holders of record of the common shares with addresses in the United States and such holders owned an aggregate of 224,261 shares.


   Item 6.   Exchange Controls and Other Limitations Affecting Security
             Holders

        a) Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

        b) There are no limitations on the rights of non-Canadians to exercise voting rights on their shares of NYMOX.

   Item 7.   Taxation

        Canadian Federal Income Taxation

        The following discussion is a fair summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Stock pursuant to this prospectus who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Stock that is effectively connected with an insurance business carried on in Canada.

        This summary is based on the current provision of the Canadian Act, the regulations thereunder, the Canada-United States Income Tax Convention (1980) (the "Treaty"), and the third protocol signed August 31, 1994 (the "protocol"), as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and on counsel's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

        A shareholder of the company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian
        Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years preceding the date of disposition. The Company has qualified and elected to be a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada.

        Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 10% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. Pursuant to the Protocol, the rate of withholding tax will generally be reduced to 5% by the year 1997, if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company.

        United States Federal Income Taxation

        The following discussion of U.S. tax laws summarizes U.S. federal income tax laws only and does not address state or local taxes. For U.S. federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

        For federal income tax purposes, a U.S. Taxpayer will be required to include in his gross income, dividends received on the Company's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against his federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.

        For any taxable year of the Company, if at least 75% of the Company's gross income is "passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company, as defined in Section 1296 of the Code ("PFIC"). While the Company does not believe that it is likely to be a PFIC in its current or future taxable years, there can be no assurance that the Company will not be a PFIC for such years because this depends, among other things, on the amount and type of gross income that the Company will earn in the future and the characterization of certain assets such as goodwill.

        If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as a taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a "qualified electing fund" (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to report any gain on disposition of any Common Stock as ordinary income rather than capital gain and to compute the tax liability on such gain and on certain distributions as if the items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock and would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

        If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for the first taxable year in which the Company is a PFIC and in which the U.S. Taxpayer owns any capital stock. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, with certain adjustments to avoid double taxation of any amounts taxed as described in the following sentence. Although such a U.S. Taxpayer is taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which the Company was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company, the Company believes that it is not likely to have any earnings and profits for any taxable year in the near future in which it might be a PFIC. Therefore, although there can be no assurance concerning such future earnings and profits, the Company believes that any U.S. Taxpayer who has made a timely QEF Election would not have any income in such a year by reason of the QEF election. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

        The foregoing discussion is limited to Canadian federal taxation and United States federal taxation and does not deal with provincial, or state or local taxes. It is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of heir common stock.

   Item 8.   Selected Financial Data

        The following table sets forth selected financial data for the Company (which data are comprised of the data of DMS prior to its September 1995 acquisition by the Company), for the periods indicated, derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles that have been audited by Deloitte & Touche, Montreal, Canada, in the case of the periods ended July 31, 1995 and December 31, 1995, and by Bergeron & Senecal, Brossard, Canada, in the case of the periods ended July 31, 1993 and 1994. The selected financial data for the periods ended July 31, 1991 and 1992 and September 30, 1996 is unaudited. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.


                                                  NYMOX PHARMACEUTICAL CORPORATION
                                                       Selected Financial Data
                                                   (expressed in Canadian dollars)
                                               For the years ended July 31,
                                                                                    December 31,  September 30,
                                                                                        1995           1996
                                1991      1992       1993       1994       1995      (5 months)       (9 months)

    Canadian GAAP

    Current Assets              - 0 -    $  - 0 -   $  - 0 -   $  - 0 -  $  11,963    $2,268,097       $4,228,789

    Capital Assets              12,576     12,576     12,576     12,576    338,953       366,155        1,039,339

    Total Assets               239,403    239,403    251,352    239,403    350,916     2,634,252        5,268,129

    Liabilities                161,263    167,532      9,000     45,376    121,589       151,297           66,314

    Shareholders' Equity        72,140     71,871    242,352    194,027    229,327     2,482,955        5,201,814

    Revenues                     - 0 -      - 0 -      - 0 -      - 0 -      - 0 -         - 0 -          114,556

    Research & Development
      Expenditures (note 1)      8,484     36,769     32,519     55,325    371,939       571,215        1,318,052

    Net Loss                     8,484     37,769     34,519     58,325    377,570       693,846        2,327,231

    Loss Per Share (note 2)      - 0 -      - 0 -      - 0 -      - 0 -       0.03          0.04             0.13

    US GAAP  (note 3)

    Net Loss                    21,827     51,112     47,862     68,668    393,841     1,649,159        2,345,625

    Loss per share (note 2)      - 0 -      - 0 -      - 0 -      - 0 -       0.03          0.11             0.13

   Notes:

        1)   Amounts shown are net of investment tax credits.

        2) For periods prior to the reverse acquisition of NYMOX by DMS, the number of shares outstanding is assumed to be 15,000,000 representing the number of shares issued by NYMOX to DMS in September 1995. The Company has never paid dividends on its common stock.

        3) Reference is made to Notes 10 and 11 of the Company's audited financial statements as of and for the five month period ended December 31, 1995 for a reconciliation of differences between Canadian and US GAAP.

   At July 31, 1996, the exchange rate between the CAN$ and US $ was CAN$1.3747 to US$1. The following table sets forth certain information regarding such exchange rate for the periods set forth below.


                                                At or for the Period Ended
                                                 July 31,                        December 31,          March 31,
                                               (12 months)                       (5 months)           (3 months)
    CAN$ to US $1               1992         1993         1994         1995          1995         1995         1996

    Period end                 $1.1917      $1.2817      $1.3825     $1.3609       $1.3695       $1.4074      $1.3591

    Average During Period      $1.1659      $1.2563      $1.3465     $1.3775       $1.3548       $1.4069      $1.3691

    High                       $1.2062      $1.2945      $1.3990     $1.4267       $1.3820       $1.4267      $1.3865

    Low                        $1.1189      $1.1813      $1.2839     $1.3395       $1.3271       $1.3865      $1.3510



   Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

        General

        The Company was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. (DMS), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Company, resulting in the shareholders of DMS owning substantially all the shares of the Company. This transaction was accounted for under the purchase method of accounting with DMS as the acquiror.

        Immediately following the acquisition, the Company acquired a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company engaged in the real estate business, for cash of CAN$383,000. The purpose of the transaction was to cause NYMOX to take over Monterey's public company status. The purchase price was determined through arm's-length negotiations between the parties. Monterey was then merged with a wholly-owned subsidiary of the Company with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Company. The transaction was accounted for as a share issuance of the Company for nominal consideration of CAN$1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rendering the Company a public company. Concurrently, the shares of the surviving company carrying on the business of Monterey were sold to one of the former Monterey shareholders for cash of CAN$383,000. The sale of the surviving company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

        Results of Operations

        The Company is a development stage company, which has not, during the periods presented in the Summary Financial Information above, realized any revenues from operations. Revenues during the nine month period ended September 30, 1996 have been derived from interest earned on the cash and short-term investments received from the private placements referred to above. The Company's overall loss for the nine-month period ended September 30, 1996 amounted to CAN$2,327,231, or $0.13/share, compared to CAN$693,846, or
        $0.04/share for the five-month period ended December 31, 1995.

        The Company intends to seek regulatory approval in 1997 to permit it to commercially market the AD7C test.

        Costs and Expenses

        For Periods Prior to December 31, 1995:

        Research and development expenditures averaged less than CAN$50,000/year from the inception of the Company's operations to the end of the 1994 fiscal year. For the year ended July 31, 1995 research and development expenditures amounted to CAN$371,939, a 572% increase from fiscal 1993. The increase was largely attributable to investments in personnel and supplies made by the Company in a laboratory located in Tennessee and operated by the Company from March 1995 to July 1995. This laboratory was closed in August 1995 and the personnel and supplies transferred to the Company's Montreal facility. The Company continued to expand its research and development program in the five-month period ended December 31, 1995 (the Company's new fiscal year-end). Research and development expenditures amounted to CAN$ 571,215 in this period compared to CAN$371,939 for the year ended July 31, 1995. The increased expenses are largely attributable to the hiring of additional personnel and increased laboratory-related expenses in Canada and the payment of the first of three installments due to MGH for research funding.

        General and administrative expenses were minimal from inception of the Company to July 31, 1995, averaging less than CAN$5,000/year. In the short fiscal period ended December 31, 1995, general and administrative expenses amounted to CAN$134,631. The increase from prior levels was due principally to the Company's move to new premises during this period, which included costs related to rent, moving expenses and sundry office expenses. The Company also hired its Chief Financial Officer during this period.

        Before the Company became a public corporation, investments in capital resources were mostly limited to costs to secure patents. Since NYMOX became public in December 1995, the Company has made a significant investment in staffing and equipment. Additional costs are being financed through proceeds of private placements completed in December 1995 (net proceeds of CAN$2,947,474) and April 1996 (net proceeds of CAN$5,029,840).

        For Nine-month Period Ended September 30, 1996:

        Research and development expenditures represent the Company's most significant expenditure and amounted to CAN$1,433,552 for the nine-month period ended September 30, 1996, compared with CAN$571,215 for the five-month period ended December 31, 1995 and CAN$371,939 for the year ended July 31, 1995. The increased expenses are largely attributable to the hiring of additional personnel in Canada and the opening of the Rockville, Maryland laboratory during the year, as well as increased expenditures related to laboratory supplies. Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec. Total current operating expenses are approximately $280,000 per month. Of that amount, the Company is currently spending approximately CAN$200,000 per month on research and development. This number is expected to remain steady in 1997, although if the Company raises additional capital it will devote a portion of that capital to further expansion of research and development efforts. In such event, research and development expenditures will increase.

        General and administrative expenses amounted $1,071,752 for the nine-month period ended September 30, 1996 compared $134,631 in the five-month period ended December 31, 1995. The increase is attributable to the hiring of additional non-research personnel and to costs incurred in the opening of the Company's Rockville, Maryland laboratory. This facility operates as a wholly-owned subsidiary of the Company. The increase in expenses is also attributable in part to costs related to shareholder relations and other expenses associated with being a public corporation that were not incurred in fiscal 1995.

        Liquidity and Capital Resources

        The Company has made some significant capital asset investments in fiscal 1996. The Company invested over CAN$600,000 in additional capital assets in the nine-month period ended September 30, 1996. As a result, the corresponding depreciation of such assets rose approximately CAN$50,000 compared to the five month period ended December 31, 1995. The Company presently does not intend to make additional significant capital asset investments in fiscal 1997 unless the Company raises additional capital.

        At September 30, 1996, the Company's cash and cash equivalents were CAN$4,014,580. The net proceeds from the two private placements should, in management's estimation, be sufficient to meet the Company's financial needs to at least the end of 1997, although the Company plans to seek additional private placement capital in order to accelerate product development and marketing and to meet certain costs in connection with seeking and obtaining regulatory approvals. NYMOX has no financial obligations of significance as at September 30, 1996 other than long-term lease commitments for its premises in Canada and the United States of CAN$16,000 per month and research funding payments due to MGH of US$225,000 in 1997.

        The Company does not believe that inflation has had a significant impact on its results of operations.


   Item 10.  Directors and Officers

        a)   The directors and executive officers of NYMOX are:

             Dr. Paul Averback, M.D., D.A.B.P., President and Director (since September 1995) of the Company, is the founder of the Company and the inventor of much of its initial technology. Prior to founding the Company, Dr. Averback served as President of the Company's predecessor, DMS. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions and from 1991 to 1995 was also Medical Director of the Urgence Lachine medical center. Dr. Averback has published extensively in the scientific and medical literature.

             Dr. Hossein A. Ghanbari, Ph. D., Vice President and Director (since September 1995) of the Company, holds a Ph. D. in biochemistry from Pennsylvania State University. From 1982 to 1992, he was employed with Abbott Laboratories, where he was responsible for the first marketed diagnostic test for Alzheimer's disease (on brain tissue). From 1992 to 1994, he was Senior Vice-President, Research and Planning, of Molecular Geriatrics Corporation, a biopharmaceutical company specialized in diseases associated with ageing. Dr. Ghanbari is the author of numerous specialized publications and is a member of many international professional associations.

             Mr. Roy M. Wolvin, Secretary-Treasurer and Director (since September 1995) of the Company . Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

             Mr. John L. Melikoff, Director (since September 1995) of the Company is portfolio manager for Interinvest Consulting Corporation, an international private company specialized in fund management. He was, from 1990 to 1991, a registered representative with McNeil Mantha and from 1984 to 1989, with Prudential Bache Securities.

             Dr. Colin B. Bier, Ph.d., Director (since December 1995) of the Company. Dr. Bier is a leading authority on toxicology and pharmaceutical and biotechnological regulatory affairs and has extensive management experience in the biomedical sector. Dr. Bier was formerly Vice-President and Director of Toxicology at Bio-Research Laboratories, President and Chief Executive Officer of ITR Laboratories and has consulted, managed and been affiliated with numerous biochemical enterprises.

             Dr. J. Kenneth Harrington, Ph.d., Director (since January 1996) and Vice President, Global Business Development (since June
             1996) of the Company, has over 30 years of experience with 3M's Life Sciences businesses, including the positions of Vice-President of Riker Pharmaceuticals and Group Director of 3M's European pharmaceutical divisions. Dr. Harrington is a named inventor on 42 US patents, and has been involved in over 100 successful FDA filings.

             Dr. Iraj Beheshti, Ph.D., M.B.A., Vice President and Director of Clinical Reference Laboratories. Dr. Beheshti was Co-Founder and Director of Research and Development (1985-1988) and President and CEO of London Diagnostics (1988-1993). Prior to that he was Senior Scientist with Abbott Laboratories. Before joining NYMOX, Dr. Beheshti was Director of Operations of Acute Care and Outpatient Laboratories at the University of Minnesota Medical School. Dr. Beheshti is an authority in the medical diagnostics field and in affairs dealing with the U.S. Food and Drug Administration. He has been involved in the successful development and commercialization of numerous products, including 14 FDA approved diagnostic kits.

             Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the Board of Directors and serve at the pleasure of the Board. Other than Dr. Averback, no other officer or director previously was affiliated with DMS.

        b) There are no family relationships between any director or executive officer and any other director or executive officer.


   Item 11.  Compensation of Officers and Directors

        a) The table below provides compensation information for the fiscal year ended December 31, 1995 for each executive officer of the Company and for the directors and executive officers as a group.


                           SUMMARY COMPENSATION TABLE

                                  Fiscal Year                      Other
    Name and                         ended          Salary         Cash
    Principal Position            December 31,      (CAN$)     Compensation

    Dr. Paul Averback,                1995        $50,000(1)        --
    President and Director

    Dr. Hossein A. Ghanbari,          1995        $90,000(2)        --
    Vice President and Director

    Mr. Roy Wolvin,                   1995        $14,700(3)        --
    Secretary-Treasury and
    Director

    Dr. Iraj Beheshti,                1995          --(4)           --
    Vice President, Director of
    Clinical Reference
    Laboratories

    All directors and executive       1995         $154,700         --
    officers as a group


   (1)  Dr. Averback's current annual salary is CAN$150,000.
   (2)  Dr. Ghanbari's current annual salary is CAN$120,000.
   (3)  Mr. Wolvin's current annual salary is CAN$70,000.
   (4)  Dr. Beheshti's current annual salary is CAN$122,000.


             No stock options were granted by NYMOX in 1995. See "Options to Purchase Securities" in Item 12 for stock options granted thereafter.

             The Company does not currently have written employment contracts with the above-named executive officers.

             Directors of the Company are not paid any fee for board meeting attendance but are reimbursed for expenses incurred in connection with their office.

        b) The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors or executive officers.


   Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

        There are no rights, warrants or options presently outstanding pursuant to which additional common shares could be issued, with the exception of options enabling certain directors, employees and consultants of NYMOX to acquire common shares under the Company's stock option plan.

        The Company has created a stock option plan (the "Plan") for its key employees, its officers and directors and certain consultants. The Plan is administered by the Board of Directors of the Company (the "Board"). The Board may from time to time designate individuals to whom options to purchase common shares of the Company be granted and the number of shares to be optioned to each. The total number of common shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of common shares which may be optioned under the Plan cannot exceed 2,000,000 shares without shareholder approval.

        The option price per share for common shares which are the subject of any option shall be fixed by the Board when such option is granted and cannot involve a discount to the market price at the time the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment and six months of the death of an individual.

        Options to purchase up to 1,415,000 common shares have been granted under the Plan by the Board of Directors on January 17, 1996 ( the "Granting Date"). Of these, options to purchase 1,130,000 common shares were granted to directors and officers of the Company and options to purchase 285,000 shares were granted to non-executive employees and consultants of the Company. Specifically:

   i) options to purchase 645,000 common shares of the Company at a price of CAN$3.25 per share were granted for a period of 10 years to a total of 11 beneficiaries, of which options to purchase 5,000 common shares have been exercised in 1996;

   ii) one senior executive of the Company was granted additional options to acquire 200,000 common shares of the Company at a price of CAN$3.25 per share effective as of each of the first three anniversary dates of the Granting Date (for a total of 600,000 additional shares), provided he still be associated with the Company;

   iii) two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction, provided they still be associated with the Company;

   iv) one director of the Company was granted additional options to acquire 20,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 80,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction; and


   v) one senior executive of the Company was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction.


        All of the above options are effective for a period of 10 years from the Granting Date. The options described in paragraphs ii) to v) are subject to the approval of the Montreal Exchange.

        In addition, on April 30, 1996, (A) options to purchase 115,000 common shares of the Company at a price of CAN$11.50 per share were granted for a period of 10 years to a total of 5 beneficiaries; (B) options to purchase 25,000 common shares of the Company at a price of CAN$15.50 per share were granted on June 7, 1996 for a period of 10 years to one beneficiary. On August 13, 1996, one consultant of the Company was granted options to acquire 50,000 common shares of the Company for a period of ten years. Those options presently are exercisable to the extent of 10,000 shares at a price of CAN$16.75 per share. The options will become exercisable to the extent of an additional 10,000 shares on each of the first four anniversary dates of the granting date, provided the consultant remains active with the Company on each such vesting date. The exercise price is determined as to each block at the vesting date and equals the closing price of the common shares of the Company on the Montreal Stock Exchange on the trading day immediately preceding such vesting date, or at such other minimum price allowed by the regulatory authorities having jurisdiction.

   Item 13.  Interest of Management in Certain Transactions

        a) Dr. Paul Averback was the controlling shareholder of DMS. NYMOX acquired all of the shares of DMS in September 1995 for a consideration of 15,000,000 common shares of NYMOX, of which 13,093,559 were issued to Dr. Averback.

             From time to time, Dr. Averback has advanced funds to NYMOX on an interest free basis and without any specified date of repayment. There have been no advances outstanding since CAN$43,658 was repaid to Dr. Averback during the quarter ended March 31, 1996. During the last three fiscal years, the highest aggregate advance outstanding from Dr. Averback was CAN$43,658.

        b) Dr. Hossein Ghanbari, a director and senior officer of the Company has received a loan of CAN$56,000 from NYMOX to assist him in the purchase of a home following his move from the United States to assume his duties with the Company. This loan is interest free and has no fixed terms of repayment.


                                     PART II

   Item 14.  Description of Securities to be Registered

        a) NYMOX's authorized capital is comprised of an unlimited number of common shares of which 17,929,382 common shares are currently issued and outstanding and 1,605,000 are reserved for issuance under NYMOX's stock option plan. (See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries.")

             Holders of common shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company. Each share carries one vote at any meeting. Hence, holders of a majority of common shares can elect all directors of the Company and other shareholders would not be able to elect any other director.

             Holders of common shares are entitled to dividends as and when declared by the directors and, upon liquidation, to receive such assets of the Company as may be distributable to such holders. The common shares have no preemptive rights and are not convertible into any other security. There is no sinking fund applicable to the common shares and the holders are not subject to assessment by NYMOX.

             The registrar and transfer agents of NYMOX are Montreal Trust Company of Canada at their Montreal office.

        b)   Not applicable.

        c)   Not applicable.


                                    PART III

   Item 15.  Defaults upon Senior Securities

        Not applicable.

   Item 16. Changes in Securities and Changes in Security for Registered Securities

        Not applicable.

                                     PART IV

   Item 17.  Financial Statements

        Not applicable.

   Item 18.  Financial Statements

        The financial statements listed in Item 19 are incorporated by reference in this Item.

   Item 19.  Financial Statements and Exhibits

        a) Financial statements (which appear after the signature page hereto):

        At and For the Period Ended September 30, 1996:

             Consolidated Balance Sheet -- September 30, 1996
             Consolidated Statement of Earnings and Deficit
             Consolidated Statements of Changes in Financial Position
             Notes

        At and For the Periods Ended July 31, 1995 and December 31, 1995:

             Auditors' Reports
             Consolidated Balance Sheets -- July 31, 1995 and December 31,
                1995
             Consolidated Statements of Loss and Deficit for Five Months
                ended December 31, 1995 and Twelve Months ended
                July 31, 1995
             Consolidated Statements of Changes in Financial Position for
                Five Months ended December 31, 1995 and Twelve Months ended July 31, 1995
             Notes to Consolidated Financial Statements

        At and For the Periods Ended July 31, 1993 and 1994:

             Auditors' Reports
             Balance Sheets -- July 31, 1993 and 1994
             Statements of Loss and Deficit for the years ended July 31, 1993 and 1994
             Statements of Changes in Financial Position for the years ended
                July 31, 1993 and 1994
             Notes

        b) The list of exhibits contained in the Exhibit Index is incorporated by reference and the exhibits listed therein are filed herewith.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NYMOX PHARMACEUTICAL CORPORATION
                                           (Registrant)


                                         /s/ PAUL AVERBACK
                                         Title:  President


   Date:  December 9, 1996

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated Balance Sheet
   (Unaudited)

   September 30, 1996 with comparative figures as at December 31, 1995

                                   September 30, 1996  December 31, 1995
                                          (unaudited)         (audited)
    Assets
    Current assets:
     Cash and term deposits                $4,014,580        $ 2,167,575
     Research and development
        investment tax credits
        receivable                            115,500                  0
     Other receivables                         42,709             44,523
     Advance to director                       56,000             12,342
                                            ---------          ---------
                                            4,228,789          2,224,440

    Capital assets                            578,138             21,214

    Patents                                   461,201            344,941
                                            ---------         ----------
                                           $5,268,128        $ 2,590,595
                                            =========         ==========

    Liability and Shareholders'
     Equity

    Current liability:
     Accounts payable                      $   66,314       $    107,640


    Shareholders' equity:
     Capital stock                          9,068,731          4,022,641
     Deficit                               (3,866,917)        (1,539,686)
                                           ----------         ----------
                                            5,201,814          2,482,955
                                            ---------         ----------
                                           $5,268,128        $ 2,590,595
                                            =========         ==========

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated Statement of Earnings and Deficit
   (Unaudited)

   Quarter ended September 30, 1996, with figures for the nine-month period ended September 30, 1996
   (in Canadian dollars)

                                  September 30, 1996  September 30, 1996
                                           (3 months)          (9 months)
    Revenues:
     Interest                             $   42,463          $  114,556

    Expenses:
     Research and development                764,478           1,433,552
     Less investment tax credits             (19,000)           (115,500)
                                           ---------           ---------
                                             745,478           1,318,052
     General and administrative              756,175           1,071,752
     Depreciation of capital asses            39,835              51,636
     Financial                                 1,729                 347
                                           ---------           ---------
                                           1,543,217           2,441,787
                                           ---------           ---------
    Net loss                               1,500,754           2,327,231

    Deficit, beginning of period           2,366,163           1,539,686
                                           ---------           ---------
    Deficit, end of period               $ 3,866,917         $ 3,866,917

                                           =========           =========
    Net loss per share                   $      0.08         $      0.13
                                           =========           =========

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated Statement of Changes in Financial Position
   (Unaudited)

   Quarter ended September 30, 1996, with figures for the nine-month period ended September 30, 1996
   (in Canadian dollars)

                                   September 30, 1996  September 30, 1996
                                            (3 months)          (9 months)
    Cash provided by (used in):

    Operations:
     Net loss                             $(1,500,754)       $ (2,327,231)
     Item not involving cash:
        Depreciation of capital assets         39,835              51,636
     Net changes in non-cash operating
        working capital items                   4,530            (198,670)
                                           ----------          ----------
                                           (1,456,389)         (2,474,265)
    Financing:
     Private placement                              0           5,263,800
     Options exercised                         16,250              16,250
     Share issue costs                        (67,100)           (233,960)
                                            ---------          ----------
                                              (50,850)          5,046,090

    Investment:
     Purchase of capital assets              (452,637)           (608,560)
     Additions to patents                     (67,550)           (116,260)
                                           ----------          ----------
                                             (520,187)           (724,820)
                                           ----------          ----------
    (Decrease) increase in cash and
     term deposits                         (2,027,426)          1,847,005

    Cash and term deposits, beginning
     of period                              6,042,006           2,167,575
                                            ---------           ---------
    Cash and term deposits, end of
     period                                $4,014,580          $4,014,580
                                            =========           =========

                                Auditors' report


   To the Directors of
   Nymox Pharmaceutical Corporation



   We have audited the consolidated balance sheet of Nymox Pharmaceutical Corporation as at December 31, and July 31, 1995 and the consolidated statements of loss and deficit and of changes in financial position for the five-month period ended December 31, 1995 and the twelve-month period ended July 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, and July 31, 1995 and the results of its operations and the changes in its financial position for the five-month period ended
   December 31, 1995 and the twelve-month period ended July 31, 1995 in accordance with generally accepted accounting principles.





   DELOITTE & TOUCHE
   Chartered Accountants

   Montreal (Quebec) Canada

   January 22, 1996

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated statement of loss and deficit five-month period ended December 31, 1995
   (in Canadian dollars)

                                                 December 31      July 31
                                                 1 9 9 5         1 9 9 5

                                                 (5 months)    (12 months)


   Expenses
       Research and development                $    571,215     $ 371,939
       General and administrative                   134,631         5,631
                                                 -----------    ---------
   Loss before income taxes                         705,846       377,570

   Income tax recovery (Note 5)                     (12,000)        -
                                                -----------     ---------
   Net loss                                         693,846       377,570

   Deficit, beginning of period                     636,043       258,473

   Share issue costs                                209,797         -
                                                -----------     ---------
   Deficit accumulated during the
       development stage, end of period        $  1,539,686     $ 636,043
                                                ===========     =========



   Loss per share                              $       0.04     $    0.03
                                                ===========     =========

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated balance sheet
   as at December 31, 1995
   (in Canadian dollars)

                                                 December 31      July 31
                                                 1 9 9 5         1 9 9 5



   Current assets
       Cash and cash equivalents               $  2,167,574     $  11,963
       Advance to a director                         56,000          0
       Prepaid expenses and deposits                 44,523          0
                                                -----------     ---------
                                                  2,268,097        11,963

   Capital assets (Note 4)                          366,155       338,953
                                                 ----------     ---------
                                                 $2,634,252     $ 350,916
                                                 ==========     =========

   Current liabilities
       Accounts payable and accrued
            liabilities                        $    107,639     $  77,931
       Advance from a director                       43,658        43,658
                                                 ----------     ---------
                                                    151,297       121,589
                                                 ----------     ---------
   Shareholders' equity
       Capital stock (Note 6)                     4,022,641       865,370
       Deficit                                   (1,539,686)     (636,043)
                                                 ----------     ---------
                                                  2,482,955       229,327
                                                 ----------     ---------
                                                 $2,634,252     $ 350,916
                                                 ==========     =========

   NYMOX PHARMACEUTICAL CORPORATION
   Consolidated statement of changes in financial position five-month period ended December 31, 1995
   (in Canadian dollars)

                                                December 31       July 31
                                                    1 9 9 5       1 9 9 5

                                                  (5 months)   (12 months)


   Operating activities
       Net loss                                $   (693,846)    $(377,570)
       Item not affecting cash
            Amortization                              1,400          -

       Changes in non-cash working
            capital items                           (70,815)       76,213
                                                 ----------     ---------
                                                   (763,261)     (301,357)
                                                 ----------     ---------
   Investing activities
       Acquisition of capital assets                (28,602)      (99,550)
                                                 ----------     ---------
   Financing activities
       Issue of shares                            3,157,271       412,870
       Share issue costs                           (209,797)        -
                                                 ----------     ---------
                                                  2,947,474       412,870
                                                 ----------     ---------
   Net cash inflow                                2,155,611        11,963
   Cash, beginning of period                         11,963         -
                                                 ----------     ---------
   Cash, end of period                         $  2,167,574     $  11,963
                                                 ==========     =========

   NYMOX PHARMACEUTICAL CORPORATION
   Notes to the consolidated financial statements five-month period ended December 31, 1995
   (in Canadian dollars)



   1.  Status and nature of activities

       Nymox Pharmaceutical Corporation (the "Corporation") was incorporated under the Canada Business Corporations Act on May 30, 1995 and became a public company under applicable security laws on September 20, 1995. The Corporation had no operations from its date of incorporation through to the acquisition of DMS as described below. The fiscal year end of the Corporation has been changed from July 31 to December 31.

       The Corporation was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. (DMS), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Corporation, resulting in the shareholders of DMS becoming the shareholders of the Corporation.

       This transaction was accounted for under the purchase method with DMS as the acquiror.

       Immediately following the acquisition, the Corporation acquired a controlling interest from two shareholders of Monterey Capital Inc., ("Monterey") a public company, for cash of $383,000. The purchase price was determined through negotiations between the parties. Monterey was then amalgamated with a wholly-owned subsidiary of the Corporation with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Corporation. The transaction was accounted for as a share issuance of the Corporation for nominal consideration of $1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rending the Corporation a public company. Concurrently, the shares of the amalgamated company carrying on the business of Monterey were sold to one of the shareholders from which the Corproation acquired the controlling interest for cash of $383,000. The sale of the amalgamated company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

       The consolidated financial statement do not include any results of operations of the Monterey business.


   2.  Basis of presentation

       The accompanying consolidated financial statements have been prepared under Canadian generally accepted accounting principles and present the historical financial information of the business of DMS described above as though it had been carried on by the Corporation as a legal entity since August 1, 1989. These consolidated financial statements reflect the financial position and results of operations under the continuity of interest method.


   3.  Significant accounting policies

       Consolidation

       The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Corporation and its wholly-owned subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

       Research and development

       The Corporation incurs costs which relate to the research and development of neurological diagnostics and pharmaceuticals for the aging population. Such costs, net of any government grants and investment tax credits where applicable, are expensed as incurred. The Corporation has not received any grants or investment tax credits in the periods ended July 31 and December 31, 1995.

       Cash and cash equivalents

       Cash and cash equivalents represent unrestricted cash and highly liquid investments with a maturity of three months or less.

       Capital assets

       Capital assets are recorded at cost. Amortization, which is applied to the costs less residual value, is computed using the following methods and rates:

       Computer software and equipment      Straight-line             20%
       Equipment                            Straight line             20%
       Patents                              Over the years remaining of the
                                              initial 17-year life of the
                                              patent, beginning in the year
                                              of commercial production of the
                                              developed products


   4.  Capital assets
                                                      December 31    July 31
                                                          1 9 9 5    1 9 9 5
                                          Accumulated
                                Cost     amortization      Net book value

       Computer software
          and equipment      $    8,533   $   -         $   8,533  $  -
       Equipment                 14,080       1,400        12,680    12,576
       Patents                  344,941       -           344,941   326,376
       Intellectual
          property rights             1       -                 1         1
                              ---------    --------      --------   -------
                             $  367,555   $   1,400     $ 366,155  $338,953
                              =========    ========      ========   =======

   5.  Income taxes
                                              December 31      July 31
                                                1 9 9 5        1 9 9 5
                                              (5 months)     (12 months)
       Income tax recovery at statutory
          rates                              $ (269,615)   $  (143,477)
       Non-recognition of losses                257,615        143,477
                                              ---------     ----------
                                             $  (12,000)   $       -0-
                                              =========     ==========

       The Corporation and its subsidiary have losses carried forward totalling approximately $1,338,000, which are available to reduce future years' taxable income. The benefits of the losses carried forward have not been reflected in these financial statements. These losses expire as follows:

                          1996                 $ 113,000
                          1997                    11,000
                          1998                    40,000
                          1999                    36,000
                          2000                    59,000
                          2001                   377,000
                          2002                   702,000


       The Corporation has investment tax credits available in the amount of approximately $40,000, the benefits of which have not been recorded in these financial statements.


   6.  Capital stock

       All share information has been presented as if the acquisition of DMS (see Note 1) took place August 1, 1994.

       Authorized
            An unlimited number of common shares

                                                December 31       July 31
                                                    1 9 9 5       1 9 9 5
          Issued and outstanding
            17,047,083 common shares
               (July 31, 1995 - 15,000,001)    $  4,022,641    $  865,370
                                                ===========     =========

       The events more fully described in Note 1 to these financial statements were completed with the following share transactions:

            A total of 15,000,000 common shares were issued in exchange for all of the issued and outstanding shares of DMS which shares had a value for accounting purposes of $857,869. The stated value of the common shares of the Corporation issued in this transaction was $30,000,000.

            A total of 468,447 common shares were issued in connection with the Monterey transactions. The value for accounting purposes of these shares is $1 and the stated value is $962,046.

            During September 1995, the Corporation issued 1,578,635 common shares for cash consideration of $3,157,270.

       Loss per share

       The weighted average number of common shares outstanding during the five-month period ended December 31, 1995 and the twelve-month period ended July 31, 1995 used to calculate the loss per share was 16,432,958 and 14,789,724, respectively.

       Options

       During the period, the Corporation adopted a plan to grant options to acquire common shares to its employees, consultants, officers and directors at prices and expiry dates to be determined by the board of directors. The maximum number of shares issuable in respect of the options is the lesser of 5% of the issued and outstanding common shares and 2,000,000 common shares.

   7.  Subsequent event

       On January 17, 1996, the Corporation granted options to acquire 1,245,000 common shares at a price of $3.25 per share and exercisable to 2006.

       In addition, the Board of Directors has granted options to acquire a total of 170,000 common shares, which become vested at various dates over the next five years at prices equal to the closing price of the common shares on the Montreal Exchange at the date of vesting and are exercisable to 2006.

   8.  Commitments

       (a)  Leased premises

            The Company leases its Canadian premises under an operating lease which expires on August 31, 1996 and which is renewable for a period of one year under the same terms and conditions.

            Future lease payments will aggregate $176,000 including the following amounts over the next two years, as follows:

                   1996         $106,000
                   1997           70,000

            The rent expense incurred in the period ended December 31, 1995 was $44,165.

       (b)  Research funding

            The Corporation is committed to make annual research grants to an unrelated medical facility in the US in the amounts of US$200,000 and US$225,000 in 1996 and 1997, respectively.

            During the period ended December 31, 1995, an amount of approximately US$175,000 was paid and expensed in connection with the research grant described above.


   9.  Comparative figures

       Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.


   10. Canadian GAAP reconciliations with US GAAP

       a) Reconciliation of earnings reported in accordance with Canadian GAAP with United States GAAP.

                                          December 31,     July 31, 1995
                                              1995          (12 months)
                                           (5 months)

    Net loss - Canadian GAAP            $  693,846.00    $   377,570.00

    Fair value of shares issued to
       minority shareholders of
       Monterey (i)                        936,894.00
     Amortization of patients                8,454.00         16,271.00
                                         ------------       -----------
       Net loss - US GAAP               $1,639,194.00    $   393,841.00
                                         ============       ===========
       EPSA - US GAAP (iii)                     $0.11             $0.03
                                         ============       ===========

    b) Reconciliation of shareholders' equity reported in accordance with Canadian GAAP with US GAAP



                                        December 31,     July 31, 1995
                                            1995          (12 months)
                                         (5 months)

    Shareholders' equity - Canadian      $2,482,955       $   229,327
    GAAP
    Amortization of Patents (ii)
        Cumulative effect to
        beginning of the period             (82,986)          (66,715)
        Current period                       (8,454)          (16,271)
                                          ---------         ---------
                                            (91,440)          (82,986)
                                          ---------         ---------

    Shareholders' equity - US GAAP       $2,391,515       $   146,341
                                          =========         =========


      (i) The Monterey transaction described in Note 1, with respect to the issuance of shares to the "Monterey" minority shareholders was considered to be a transaction to render the Corporation public. In accordance with US GAAP, share issuances are to be recorded at fair value. As a result, the fair value of the shares issued represent the cost to Corporation of "going public".

     (ii) In accordance with APB 17, Intangible Assets, the Patents are amortized on the straight-line basis over 17 years, the legal life of the patent, from the date the patent was secured.

    (iii) The number of shares used for purposes of calculating loss per share in accordance with US GAAP was 15,000,000 for both periods presented.

   11.  Other disclosures required under US GAAP

       a)   Development stage company

       The Corporation specializes in the research and development of neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C test and anticipates that it will be seeking regulatory approval in 1997 to permit the Company to sell an AD7C test kit to laboratories. It has not had any revenues to date on the sale of any of its products under development. Accordingly, the Corporation is a development stage company as defined in statement of Financial Accounting Standards No.
       7. Accordingly, the following disclosures are required:

                                             Cumulative since the date of
                                             inception of the Corporation

            Research and development                 $  1,189,627
            General and administrative                  1,180,602
            Cash inflow (outflow)
                Operating activities                  (2,211,074)
                Investing activities                    (363,590)
                Financing activities                    4,742,238


       The following table presents the movement in capital stock since inception of the Corporation.



                                                          Consideration
                              Issued
                            (cancelled)
                            Shares (i)          Cash           Other          Per Share

    Year ended July 31,
            1990              16,366,948       $  200,000      $                $ 0.01
            1991                      --              ---                          -0-
            1992                  61,376           37,500                         0.61
            1993              (3,273,390)             ---                         0.16
            1993               1,317,539          205,000                         0.61
            1994                  16,367           10,000                         0.79
            1995                 511,669          405,370
                              -----------      ----------       ---------      -------
                              15,000,500          857,870                         0.06
    Five months
    Ended December 31,            468,447                         936,894         2.00(ii)
            1995                1,578,582       3,157,270
                              -----------      ----------       ---------
                               17,047,083       4,015,140         936,894
                              ===========       ---------       ---------
                                               $4,952,034
                                                =========


     (i) The number of shares is presented as if the shares of DMS were issued by the Corporation since inception, on the basis of the proportionate number of shares issued by the Corporation in exchange for the shares of DMS at the time of the reverse acquisition.

    (ii)    See note 8(a).


       b)   Income taxes

       In accordance with statement of Financial Accounting Standards No. 109, the income tax effect of temporary differences that gave rise to the net deferred tax asset is presented below.

       Deferred tax asset

                                          December 31,
                                              1995        July 31, 1995
                                           (5 months)      (12 months)

            Non-capital losses              $ 508,000       $  242,000
            Less:  Valuation
             allowance                        508,000          242,000
                                             --------        ---------

            Net deferred tax asset         $               $
                                            =========        =========

       As at December 31, 1995, the Company has $1,338,000 of non-capital losses available to offset future years taxable income. The income tax benefit of the non-capital losses has not recognized in the financial statements since the company has had a history of cumulative losses in recent years. The ultimate realization of these losses depends on the successful commercialization of the Company's research.

       There are no material deferred tax liabilities.

       c)   Financial instrument

       Concentration of credit risk

       The financial instrument that potentially subjects the Corporation to significant credit risk consists of cash and cash equivalents invested with various financial institutions.

       The Corporation considers its exposure is limited due the nature of the cash equivalents and the credit ratings of the financial institutions with which the cash equivalents are invested.

       d)   Stock based compensation

       In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," which will be effective for the Company beginning January 1, 1996. SFAS No. 123 required expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognized compensation cost based on the intrinsic value of the equity instrument awarded. The Corporation will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

       The options referred to in Note 7 are exercisable at $3.25 per share, which represents the fair market value at the date of grant. Accordingly, the Corporation has not recognized any compensation costs related to the options issued.

   AUDITOR'S REPORT


   To the shareholders of
   DMS PHARMACEUTICAL INC.


        We have audited the balance sheet of DMS PHARMACEUTICAL INC. as at July 31, 1994 and the statements of loss and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at July 31, 1994 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.




                                               BERGERON & SENECAL
                                               Chartered Accountants.
   Brossard, Quebec, Canada
   July 8, 1995.

   AUDITOR'S REPORT


   To the shareholders of
   DMS PHARMACEUTICAL INC.


        We have audited the balance sheet of DMS PHARMACEUTICAL INC. as at July 31, 1993 and the statements of loss and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1993 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.




                                               BERGERON & SENECAL
                                               Chartered Accountants.
   Brossard, Quebec, Canada
   July 8, 1995.

                            DMS PHARMACEUTICAL INC.

                                  BALANCE SHEET

                          As at July 31, 1994 and 1993
                              (in Canadian dollars)

                                             1994        1993
                                               $           $
             ASSETS

   FIXED ASSETS (Note 3)                   12 576         12 576
                                           ------         ------
   OTHER ASSETS

     Subscription receivable                -0-           11 949
     Patents                              226 826        226 826
     Intellectual property rights               1              1
                                          -------        -------
                                          226 827        238 776
                                          -------        -------
                                          239 403        251 352
                                          -------        -------

                            DMS PHARMACEUTICAL INC.

                                  BALANCE SHEET

                          As at July 31, 1994 and 1993
                              (in Canadian dollars)

                                                   1994    1993
                                                     $       $

                 LIABILITIES

   CURRENT

     Accounts payable and accrued charges        12 000    9 000

   ADVANCES FROM DIRECTORS, without specified
     terms of repayment and interest rate        33 376     -0-
                                                 -------  -------
                                                 45 376    9 000
                                                 -------  -------

         SHAREHOLDER'S EQUITY

   CAPITAL STOCK  (Note 4)

     Authorized:

       Unlimited number of common
        shares with no par value,

     Issued and fully paid:

       2 213 125 common shares                452 500    442 500

   DEFICIT                                   (258 473)  (200 148)
                                              -------    -------
                                              194 027    242 352

                                              239 403    251 352
                                              -------    -------


                See accompanying notes to financial statements.

                            DMS PHARMACEUTICAL INC.

                          STATEMENT OF LOSS AND DEFICIT

                    For the year ended July 31, 1994 and 1993
                              (in Canadian dollars)

                                                 1994      1993
                                                   $         $

   REVENUES                                        -          -

   EXPENSES

     Research and development costs             55 325     32 519
     Professional fees                             500        500
     Capital taxes                               2 500      1 500
                                               -------    -------
                                                58 325     34 519
                                               -------    -------
   NET LOSS FOR THE YEAR                       (58 325)   (34 519)

   DEFICIT at beginning of year               (200 148)  (165 629)
                                               -------    -------
   DEFICIT at end of year                     (258 473)  (200 148)
                                               -------    -------


                See accompanying notes to financial statements.

                            DMS PHARMACEUTICAL INC.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                    For the year ended July 31, 1994 and 1993


                                                    1994     1993
                                                     $         $

   OPERATING ACTIVITIES

     Net loss for the year                        (58 325)  (34 519)

     Increase in non cash working capital
       balances                                     3 000     2 000
                                                  -------   -------
     Liquidities used for operating activities    (55 325)  (32 519)
                                                  -------   -------
   FINANCING ACTIVITIES

     Increase (decrease) of advances from
       directors                                   33 376  (160 532)
     Common shares issued                          10 000   205 000
                                                 --------   -------
     Liquidities provided by financing
      activities                                   43 376    44 468
                                                 --------   -------

   INVESTMENT ACTIVITIES

     Increase (decrease) of subscription
       receivable and liquidities provided by
       (used for) investment activities            11 949   (11 949)
                                                  -------   -------
   INCREASE IN CASH POSITION                         -         -

   CASH POSITION, at beginning of year               -         -
                                                  -------   -------
   CASH POSITION, at end of year                     -         -
                                                  -------   -------


                See accompanying notes to financial statements.

                            DMS PHARMACEUTICAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                          As at July 31, 1994 and 1993
                              (in Canadian dollars)

   1.  STATUS AND NATURE OF BUSINESS

       The company was incorporated under Part 1A of the Quebec Corporations' Act. It is involved in research and development in Alzheimer disease.

   2.  SIGNIFICANT ACCOUNTING POLICIES

      a)  Fixed assets:

       Fixed assets are recorded at cost.

      b)  Patents:

       Patents are recorded at cost. Amortization is provided by the straight line method over a period of 17 years from the date of the marketing of developed products.


   3.  FIXED ASSETS

                                           1994      1993
                                             $         $

       Scientific equipment                11 445    11 445
       Office equipment                     1 131     1 131
                                           ------    ------
                                           12 576    12 576
                                           ------    ------

   4.  CAPITAL STOCK

       During the year, the company issued 2 500 common shares for a cash consideration of $10 000.

   5.  INCOME TAXES

       The income tax provision differs from the amount computed by applying the expected Canadian federal and provincial rate to the net loss for the year. The reasons for the difference and the related tax effect are as follows:

                                           1994           1993

           Income tax recovery at         $(22,164)      $(13,117)
              statutory rates               22,164          13,117
                                           -------        -------
           Non-recognition of losses

           Non-capital losses              $  -0-          $  -0-
           Less:  valuation allowance       =====          =====


       The Company has losses carried forward totalling approximately $259,000, which are available to reduce future years' taxable income. The benefit of the losses carried forward have not been reflected in these financial statements and expire as follows:

                  1996          $113,000
                  1997            11,000
                  1998            40,000
                  1999            36,000
                  2000            59,000
                                --------
                                $259,000
                                ========

   6.   CANADIAN/U.S. GAAP DIFFERENCES

        (a) Reconciliation of Earning Reported in accordance with Canadian GAAP with United States GAAP:

                                                 1994          1993

         Net loss- Canadian GAAP                $(58,325)     $(34,519)
         Amortization of patents (i)             (13,343)      (13,343)
                                                --------      --------

         Net loss- U.S. GAAP                    $(71,668)     $(47,862)
                                                ========      ========


        (b) Reconciliation of Shareholder's equity reported in accordance with Canadian GAAP with United States GAAP:

                                               1994          1993

           Shareholder's equity - Canadian
             GAAP                              $194,027     $242,352
           Amortization of patents (i):
            Cumulative effect to beginning of
             the period                        (53,372)      (40,029)
            Current year effect                (13,343)      (13,343)
                                               -------       -------
                                               (66,715)      (53,372)

           Shareholder's equity - US GAAP      $127,312     $188,980
                                                =======      =======

        (i) In accordance with APB 17, Intangible Assets, the patents are amortized on a straight-line basis over 17 years, the legal life of the patents, from the date the patent was secured.

        (c)  Other disclosures required under U.S. GAAP.

        (i)  Development Stage Company

        The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The following additional disclosure is required under this pronouncement:

                                           Cumulative since date of
                                            invention to July 31,

                                               1994               1993
        Revenues                          $    ---            $   ---
        Research and development
         expenditures                        246,473            191,148
        General and administrative
         expenses                             78,715             62,372


        Cash inflows (outflows)
          Operating activities             $(213,098)         $(203,098)
          Investing activities              (239,402)          (239,402)
          Financing activities               452,500            442,500

        (ii) Income taxes

        In accordance with Statement of Financial Accounting Standards No. 109, the following table summarizes the income tax effect that gives rise to the defined tax asset:


                                                1994                1993
      Deferred tax asset:

        Non-capital losses                  $   98,000         $   76,000
        Less:  valuation allowance             (98,000)           (76,000)
                                              --------           --------

        Net deferred tax asset
                                            $     ---          $    ---


     As of December 31, 1994, the Company has $259,000 of non-capital losses available to offset future years' taxable income. The income tax benefit of the non-capital losses has not been recognized in these financial statements since the Company has had a history of cumulative losses in recent years. The ultimate realization of these losses depends on the successful commercialization of the Company's research.

     There are no material deferred tax liabilities.

                                  EXHIBIT INDEX

                        NYMOX PHARMACEUTICAL CORPORATION

                        Form 20-F Registration Statement



            Exhibit No.                          Description

      Form 20-F       Edgar
         1.1           3.1      Articles of Incorporation, as amended, of the
                                Registrant (filed previously)

         1.2           3.2      Bylaws of the Registrant (filed previously)

         3.1          10.1      Memorandum of Agreement between Paul Averback
                                and the Registrant (filed previously)
         3.2          10.2      Share Option Plan of the Registrant (filed
                                previously)

         3.3          10.3      Research and License Agreement between the
                                General Hospital Corporation and the
                                Registrant
         3.4          10.4      Sole Non-Exclusive License and Supply
                                Agreement for the NYMOX AD7C/TM/ Diagnostic
                                Test for Alzheimer's Disease between
                                Laboratories J. Simon and the Registrant (to be filed by amendment)